UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Ultrapar Corporate Executive Compensation Policy

  Objective and principles

The purpose of this Policy is to establish principles and criteria for the compensation of the management of Ultrapar Participações S.A. (“Ultrapar” or “Company”), ensuring application of a competitive compensation strategy, aligned with the best market practices and the interests of the Company’s shareholders and other stakeholders.

This Policy is based on the following principles:

•	Alignment of interests between executives and shareholders, with a philosophy of sharing risks and returns;
•	Creation of strategies for compensation and benefits, aligned with the Company's needs and market practices;
•	Guarantee that the Company has the best tools and processes in people management, aligned with other internal policies and best market practices to ensure competitiveness in the reference market and the attraction and retention of the best professionals for the Company's management, as well as the recognition of differentiated performances; and
•	Guarantee that compensation is aligned with the Company's performance culture, providing long-term value creation, alignment of goals with the long-term strategy and the Company's continuity.

2. COVERAGE

This Policy applies to members of the Board of Directors, Advisory Committees, Fiscal Council and Statutory Executive Board of the Company.

3. GENERAL CONCEPTS

The overall compensation of members of the Board of Directors and the Executive Board, including any compensation in shares, will be set by the Company's General Meeting. The Board of Directors, after hearing the proposal of the People Committee, will be responsible for determining the compensation of each Statutory Executive Officer of the Company, considering the responsibilities, time dedicated to the duties, expertise, professional reputation and the value of their services in the market.

With regard to the Fiscal Council, the compensation will be set at the General Meeting for their election, in accordance with the minimum amounts established by law and the limits of the overall compensation set at the General Meeting.

Ultrapar conducts annual market research for the analysis and benchmarking of its executive compensation practices. Therefore, a market selected by one or more specialized external consultancies, as defined by the People and Sustainability Committee, is considered.

4. MANAGEMENT COMPENSATION

4.1.             BOARD OF DIRECTORS

4.1.1. Composition:

The total compensation of the Company's board members, considering the overall compensation approved at the General Meeting, includes fixed monthly fees, 60% of which are paid in cash and 40% in a single grant of shares for the entire term of office.

                      Fixed fees in cash;
                      Fixed fees in shares; and
                      Fees for participation in advisory committees of the Board of Directors.
In addition to the fees, the Company shall bear the respective social security contributions, where applicable.

Members of the Board of Directors are not eligible for variable compensation.

4.1.2. Fixed fees in cash

Refer to a fixed monthly amount intended to compensate for the responsibility and complexity inherent to the position, attempting to maintain levels compatible with the compensation of board members of Ultrapar’s peer companies.

The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions.

Ultrapar Corporate Executive Compensation Policy

4.1.3.        Fixed fees in shares

Part of the amount of each board member's fixed compensation is converted into shares, under the following main conditions:

(a) a single grant, at the beginning of the term of office, completely unrelated to performance targets (whether Company or individual targets);

(b) grant price equal to the average value of the Company's share in the 30 trading sessions preceding the grant date;

(c) vesting period of 2 years from the date of the commencement of the board member's term of office; and

(d) additional lockup period of 2 years after the transfer of shares.

The rights and obligations relating to the restricted shares granted are personal and non-transferable, and during the vesting period the Board Members may not, under any circumstances, assign, transfer, pledge, lend, exchange or otherwise dispose of such rights or obligations to any third party.

After the lockup period, the trading process will be subject to the rules established in the Policy on Disclosure of Material Facts and Trading of Securities.

4.1.4.        Fees for participation in statutory committees

Audit and Risk Committee

Board members participating in this advisory committee of the Board of Directors shall earn an additional monthly portion equivalent to 50% of a board member’s monthly fees, consisting of the two portions mentioned above. Board member acting as committee coordinator shall earn a monthly amount equivalent to 70% of a board member’s fixed fees, consisting of the two portions mentioned above.

Other Committees

Board members participating in any other advisory committee of the Board of Directors shall earn an additional monthly portion equivalent to 33,33% of a board member’s monthly fees, consisting of the two portions mentioned above. Board members acting as committee coordinator shall earn a monthly amount equivalent to 50% of a board member’s fixed fees, consisting of the two portions mentioned above.

If a board member is appointed to more than one committee, the monthly compensation amount shall follow as mentioned above, without limitation of values, regardless of the position held in the Board of Directors.

The Chairman of the Board of Directors is not entitled to additional compensation for participation in those committees. Fees for participation in statutory committees will not be reflected in the calculation of the number of shares to be granted.

Board members who are also part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.

4.1.5.        Fees for participation in committees

Board members participating in committees of the companies controlled by Ultrapar shall receive compensation based on the internal guidelines.

4.2.             EXECUTIVE BOARD COMPENSATION

4.2.1. Composition

The total compensation of the Company's officers includes:

                      Base salary;
                      Short-term incentive (Incentivo de curto prazo - ICP);
                      Long-term incentive (Incentivo de longo prazo - ILP);
                      Typical market complementary benefits.

Ultrapar Corporate Executive Compensation Policy

The ideal total compensation shall take into account market parameters and best practices, seeking to prioritize the creation of sustainable value for the Company.

The participation of the Company's officers in boards of directors or advisory boards of companies directly or indirectly controlled by Ultrapar or companies in which the Company holds a relevant stake will not imply additional compensation for them, except in the cases of publicly traded companies, where they will be entitled to the compensation provided for in the respective compensation policy.

4.2.2. Fixed compensation

4.2.2.1. Salaries and Benefits

Ultrapar's executive position structure is divided into job groups, called grades. These groups take into account the complexity of the activities performed and the responsibility for the results of the positions, in accordance with the points-based assessment methodology of a specialized consultancy.

The Company's officers will receive a monthly amount, paid 12 times a year, plus 13th month salary and additional vacation payments.

The Company's officers may be eligible for a package of benefits including health care plan, meal vouchers, private pension and life insurance in order to offer an attractive package of benefits, suited to the general market conditions.

It should be noted that officers who may hold a position on the Company's Board of Directors shall be compensated exclusively for the executive position held.

4.2.3. Variable compensation

4.2.3.1. Short-Term Incentive (ICP)

The Short-Term Incentive aims to foster the achievement of the Company's short-term results and its sustainable growth and is directly linked to the Company's financial and operational performance. The officers’ goals are linked to the Company’s financial performance (financial goals) and operational performance (individual goals).

Financial goals, which should have a majority weight, are based on economic and financial results values projected in the Strategic Plan and Annual Budget approved by the Board of Directors, so that the growth presented is aligned with established minimum returns.

All executives of Grupo Ultra shall consider at least 1/3 of the individual goals (or 10% of total) related to ESG purposes. For calculating the ICP, the executive officer's base salary in December will be used, except in the case of promotion, when the calculation shall be proportional.

4.2.3.2. Long-Term Incentive (ILP)

The Policy provides for the annual approval of an incentive program based on restricted shares. All Ultrapar’s officers are eligible for the program.

The Long-Term Incentive Plan, approved at the General Meeting of shareholders held on April 19, 2023 and detailed in the Company's reference form, aims to:

a)              foster the Company’s expansion and sustainable results and the attainment of its business goals, sharing value creation, as well as the risks inherent to the business and the stock market, and promoting the alignment of the long-term interests among shareholders, managers and employees; and

b)              strengthen the ability to attract, retain and motivate highly qualified executives.

The ILP provides for:

                  Transfer of shares at the end of the vesting period, upon fulfillment of all contractual conditions set forth; and
                  Granting of usufruct of shares, with payment of dividends between the dates of granting and vesting of shares.

Ultrapar Corporate Executive Compensation Policy

The Board of Directors, which is responsible for managing the share-based incentive plans, may create programs for granting restricted shares, in which it will deliberate, respecting the terms of the plan, on the beneficiaries of the program, number of shares distributed, vesting, the division of the grant into tranches, any restrictions on the actual delivery of shares and provisions on penalties.

The rights and obligations relating to the restricted shares granted are personal and non-transferable, and during the vesting period the Officers may not, under any circumstances, assign, transfer, pledge, lend, exchange or otherwise dispose of such rights or obligations to any third party.

After the vesting period, the trading process will be subject to the rules established in the Policy on Disclosure of Material Facts and Trading of Securities and the Stock Ownership Guidelines (SOG) provided for herein.

4.2.3.3. Mandatory Ownership of Shares

Since 04/30/2024, the Policy has included the Stock Ownership Guidelines (SOG). It suggests that executives keep a portion of their compensation in shares while performing their duties at the Company. It not only demonstrates leaders’ commitment to the long-term success of the organization, but also aligns executives’ interests with those of shareholders and investors.

4.3.             MALUS CLAUSE AND CORPORATE CLAWBACK POLICY

4.3.1. Malus

All the Long-Term Incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the Company’s manager unlawfully.

4.3.2. Corporate Clawback Policy

Since December 2023, the Company adopts the Corporate Clawback Policy, which determines the reimbursement, by the Company’s management, of the amounts unduly paid in the portion of variable compensation linked to financial metrics, in scenarios in which republications of the statement of financial position indicate differences between the gross amounts recorded and those actually adopted by the Company. Further details can be found in the Corporate Clawback Policy published on the Company's IR website.

5. FISCAL COUNCIL COMPENSATION

The compensation of the Fiscal Council members only considers the receipt of fixed monthly fees and social security contributions. No shares are granted. The amount is defined taking into account the responsibility and complexity inherent to the position, as well as the parameters of the comparison market. It cannot be less than one tenth (10%) of the average salary attributed to the statutory executive officers.

The Fiscal Council Chairman shall earn higher fees than the other members due to the higher responsibility inherent to the position.

6. RETIREMENT RULES

The Company has rules for granting benefits upon the Officer's retirement, where the People Committee will analyze the cases individually, in light of internal guidelines, and will forward, if applicable, a proposal for consideration by the Board of Directors.

7. GOVERNANCE

The People Committee, in the exercise of its responsibilities established in the Company's Bylaws, is responsible for supervising the application of the Corporate Executive Compensation Policy.

The Committee has the right, at any time, to submit to the Board of Directors proposals to review, modify, amend or revoke this Policy, especially in the case of any essential or relevant change to the laws or regulations applicable to the Company.

8. EFFECTIVE PERIOD

This review of the Policy will be applied to compensations granted after its approval by the Board of Directors. Therefore, the conditions of existing contracts remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Corporate Executive Compensation Policy)